SingTel

07028902

26 November 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING RECEIVED DEC 17 2007 WASH., D.C. 186 SECTION

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 19 November 2007 to 23 November 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Nov-2007 17:13:46
Announcement No.	00040

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Proposed Interim Dividend - Announcement on Notice of Books Closure/Record Date
Description	
Attachments:	376-sgx.pdf Total size = **15K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

PROPOSED INTERIM DIVIDEND
- ANNOUNCEMENT ON NOTICE OF BOOKS CLOSURE/RECORD DATE

NOTICE OF BOOKS CLOSURE
(for Shares quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 21 December 2007 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 up to 5.00 p.m. (Singapore time) on 19 December 2007 will be registered to determine members' entitlements to the proposed interim dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. (Singapore time) on 19 December 2007 will be entitled to the proposed interim dividend. Payment of the interim dividend will be made on 10 January 2008.

NOTICE OF RECORD DATE
(for Shares quoted on the ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the Record Date (the "Record Date") to determine entitlements to the proposed interim dividend is 5.00 p.m. (Sydney time) 19 December 2007. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed interim dividend. Payment of the interim dividend will be made on 10 January 2008.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed interim dividend in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Singapore, 22 November 2007

E:ANN/2007/375-ANN/LLC/ll

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, November 22, 2007 5:14 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, November 22, 2007 5:13:46 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00040
Submission Date & Time :: 22-Nov-2007 17:12:42
Broadcast Date & Time :: 22-Nov-2007 17:13:46
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Nov-2007
Time	08:24:25
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proposed Interim Dividend - Notice of Books Closure

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Friday, November 23, 2007 5:24 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

Attachments: 533937.pdf

ASX confirms the release to the market of Doc ID: 533937 as follows:
Release Time: 23-Nov-2007 at 08:24:23
ASX Code: SGT
Announcement Title: Proposed Interim Dividend - Notice of Books Closure

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	20-Nov-2007 07:30:55
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	DECISION BY KOMISI PENGAWAS PERSAINGAN USAHA REPUBLIK INDONESIA (REPUBLIC OF INDONESIA COMMISSION FOR THE SUPERVISION OF BUSINESS COMPETITION) (the "Commission")
Description	
Attachments:	375-sgx.pdf Total size = **12K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number:199201624D

DECISION BY KOMISI PENGAWAS PERSAINGAN USAHA REPUBLIK INDONESIA (REPUBLIC OF INDONESIA COMMISSION FOR THE SUPERVISION OF BUSINESS COMPETITION) (the "Commission")

Singapore Telecommunications Limited ("SingTel") wishes to announce that, with reference to its previous disclosure dated 29 June 2007, the Commission has issued its decision (the "Decision").

The Decision states that the Temasek Business Group is in violation of Article 27(a)[1] of Law No.5 of 1999 (the "Law") and that P T Telekomunikasi Selular ("Telkomsel") is in violation of Article 17(1)[2]. SingTel's wholly owned subsidiary, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile"), has a 35 per cent equity stake in Telkomsel. SingTel and SingTel Mobile understand that the Decision orders the Temasek Business Group to divest either Telkomsel or P T Indosat Tbk within two years. Telkomsel is required to reduce tariffs by at least 15 per cent. Each of the parties to the proceedings is also to pay 25 billion rupiah in fines.

SingTel is disappointed in the Decision which is misconceived. There is no such entity as the "Temasek Business Group". SingTel has an independent board of directors. Neither SingTel's nor SingTel Mobile's businesses and operations are controlled by Temasek, and SingTel and SingTel Mobile do not control Telkomsel.

In addition, the Commission failed to accord fundamental due process rights to SingTel and SingTel Mobile.

SingTel and SingTel Mobile will review the Decision and will take all necessary steps to protect their interests under Indonesian and international law.

By order of the Board

Chan Su Shan (Ms)
Company Secretary
20 November 2007

---

[1] Article 27(a) relates to the ownership of majority shares in several similar companies conducting business activities in the same field in the same market.

[2] Article 17(1) relates to the control of the production and or marketing of goods and or services which may result in monopolistic practices and or unfair business competition.

Ong Winn Nie

From: Lim Li Ching
Sent: Tuesday, November 20, 2007 7:32 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 20, 2007 7:30:57 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 20-Nov-2007 07:30:16
Broadcast Date & Time :: 20-Nov-2007 07:30:55
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Tuesday, November 20, 2007 7:59 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 532158.pdf

ASX confirms the release to the market of Doc ID: 532158 as follows:
Release Time: 20-Nov-2007 at 10:58:49
ASX Code: SGT
Announcement Title: DECISION BY KOMISI PENGAWAS PERSAINGAN USAHA REPUBLIK INDONE

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	20-Nov-2007
Time	10:58:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

DECISION BY KOMISI PENGAWAS PERSAINGAN USAHA REPUBLIK INDONE

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2007 08:03:31
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2007 - Presentation by Kiskenda Suriahardja, President Director & Chief Executive Officer (Telkomsel)
Description	
Attachments:	2007RegionalMobileInvestorAnalystDay-Kiskenda.pdf Total size = **601K** (2048K size limit recommended)

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TELKOMSEL
CORPORATE PRESENTATION

Based on 9M07 results

IRTsel/9M07/Nov07

INDONESIAN TELCO INDUSTRY

INDONESIA – Country Overview


INDONESIA
AUSTRALIA

Area
- 17,500 Islands
- 6,400 km from West to East
- 1.9 mln sq km land
- 32 provinces
- 440 IKK (counties)
- 5,263 IKC (sub-counties)
- 62,806 villages

Source : Indonesia Statistic Center 2004

Population
- 230 mln (4th largest)
- 63% young/productive age

Economy
- steady economic growth (5-6% in the last 3 years)

INDONESIAN TELECOM – Low Market Penetration

Telecom Subscribers



mln customers
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
40%
35%
30%
25%
20%
15%
10%
5%
0%

	Full-mobility	Fixed-wireless	Fixed line
Cust. Base	83.1	9.1	8.7
Penetration Rate	36%	4%	4%

- 101 mln telecom subscribers
- Mobile cellular (full-mobility) penetration approx. 83.5 mln (36% of the population)

Source : Market Research

Penetration Benchmark



India 16%
Indonesia 36%
China 38%
Pakistan 40%
Philippines 54%
Thailand 71%
Malaysia 80%
Korea 88%
Australia 100%
Singapore 111%
Hong Kong 125%
0% 20% 40% 60% 80% 100% 120% 140%

Source:
- Company data & Merrill Lynch report
- Data as of Jun-07, except for Indonesia as of Sep-07

- Indonesia **amongst the lowest penetrated** cellular markets in the world.

INDONESIAN TELECOM – An Attractive Mobile Market

Mobile Cellular Growth



90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
CAGR 00-06 = 61%
2000
2001
2002
2003
2004
2005
2006
Est.07
in '000
Subscribers
Penetration rate

- Emerging market : CAGR 2000-2006 of 61%
- Big business opportunities
  1. Market penetration still 36%
  2. Large portion of young/productive age (63%)
  3. Stable economic growth : 5-6%
- Continuous decline of handset price (lowest at USD 30-40) will stimulate growth

Estimated Penetration until 2010 : 120 mn



INDONESIAN TELECOM – Players in the Country

TELKOMSEL

	TECHNOLOGY		OPERATOR	CUSTOMER BASE	MARKET SHARE	NET REVENUE	REVENUE SHARE
	WIRELINE		TELKOM				
CELLULAR	CDMA	FWA	TELKOM - FLEXI	5,592	6.1%		
CELLULAR	CDMA	FWA	BAKRIE - ESIA	2,967	3.2%		
CELLULAR	CDMA	FWA	INDOSAT - STARONE	535	0.6%		
CELLULAR	CDMA	FULL MOBILITY	MOBILE-8	2,392	2.6%		
CELLULAR	CDMA	FULL MOBILITY	SAMPOERNA	150	0.2%		
CELLULAR	CDMA	FULL MOBILITY	SMART	LAUNCHED SEP 3, 2007			
CELLULAR	GSM/DCS/WCDMA	FULL MOBILITY	*TELKOMSEL*	44,457	48.2%	28,056	66.2%
CELLULAR	GSM/DCS/WCDMA	FULL MOBILITY	INDOSAT	22,139	24.0%	9,214	21.8%
CELLULAR	GSM/DCS/WCDMA	FULL MOBILITY	EXCELCOMINDO	12,810	13.9%	5,082	12.0%
CELLULAR	GSM/DCS/WCDMA	FULL MOBILITY	HUTCHISON	1,124	1.2%		
CELLULAR	GSM/DCS/WCDMA	FULL MOBILITY	NTS	13	0.0%		

Source:
Company data & market research estimation 9M07

Source:
Telkomsel & XL = actual
Indosat = Deutsche Bank est.

54% of full-mobility market

Big 3 GSM operators carry 86% of total cellular subscribers

INDONESIAN TELECOM – Competitive Landscape

TELKOMSEL

Telkomsel established in 1995
- leading the market since 1998
- 12 years experience in the market
- extensive coverage ≈20K BTS
- technological readiness
- distribution channel policy
- strong brand image
- largest customer handling

2 closest competitors
- Number 3 has been closing in to number 2 in terms of customer base and coverage
- Number 3 has introduced aggresive tariff in Q307 (Rp 1/sec)

CHALLENGES:
- Geographical complexity
- Price war
- Disruptive market
- Government and Regulation
- Tower sharing
- Customer volatility
- High O&M expenses

New entrants in GSM:
- low-end tariff strategy
- still in introduction stage
- full support by global players

All FWA/CDMA tend to become 2nd number (substitute)
- much cheaper tariff
- limited mobility
- obtained nation-wide license

TELKOMSEL

TELKOMSEL PROFILE

From Market Leader to a Service Leader ..

Solid shareholder' structure which bring stronger company value..

TELKOM INDONESIA — 65%

3 BOC members
CEO
Finance Director
Planning & Development Director

SingTel — 35%

2 BOC members

Commerce Director
Operation Director

→ TELKOMSEL

Joint Venture Between Strong Incumbent and Dominant Regional Operator



STRATEGY – Becoming the Service Leader

Pioneer in New Areas	SPEED – be the 1st at many remote potential areas
Nation-wide Coverage	ECONOMIC SCALE – base on geographic, capital cities, counties, sub-counties, USO
Technology & Quality	FOCUS – GSM, CSD, GPRS, EDGE, UMTS, HSDPA, value added
Channel Distribution	SPREADING – grapari, Gerai Halo, dealers, branch offices, outlet, national retail, PT Pos, BO
Customer Loyalty	CARE – simPATI Zone, GenAsik, Telkomsel Siaga, HALOClub, Telkomsel Priority
Product Innovation & Marketing	PIONEER & EDUCATION – simPATI Ekstra, Halo Bebas, HALOhybrid, Telkomsel Flash, Telkomsel You've Got Mail

Complete Product Range offering various New Services and Programs

Postpaid *kartuHALO*



Prepaid *simPATI*



Prepaid **Kartu As**



July

Video call conference



Min. 33% discount, Greater Jakarta, Banten, West Java customer during peak time


33%

August

Be better connected with Yahoo!Go


Be Better Connected

OK *simPATI* Kangen for Indonesian worker in Singapore and Taiwan







Complete Product Range offering various New Services and Programs

September

- Telkomsel Video SMS



- SMS Me, send SMS, receiver will bear the SMS cost



- Kartu As, send 100 SMS, get another 100 for free is extended until Dec 31, 2007


Gratis 100 SMS

- *simPATI* Talk Mania, with Rp 25K, customers able to call to all Tsel numbers for the whole day


SIMPATI
TALKMANIA
NGOBROL
SEPUASNYA
SEHARIAN



Positive Customers Response and Achievements

- Telkomsel's 3G network has reached 49 cities in Java, Sumatera, Kalimantan and Sulawesi
- After the launch in April 2007, TELKOMSELFlash customers are 18K.
- **TOP BRAND AWARD for *simPATI*** and ***kartuHALO*** in March 2007
- **BEST CALL CENTER AWARD** in April 2007
- **OPERATOR OF THE YEAR** for 3 consecutive year in June 2007
- **BEST GSM OPERATOR** in June 2007
- **INDONESIA CUSTOMER SATISFACTION AWARD for *simPATI*** and ***kartuHALO*** for 8 consecutive year in September 2007
- **MURI AWARD (Indonesian Guinness Book of Records)** for 11th consecutive years of **Telkomsel Siaga** service, the largest service points, and the largest free transportation for people went back to their hometown



We Are the Leading Operator

- Extensive Coverage ≈20K BTS
- Technological Readiness
- Distribution Channel Policy
- Product Innovativeness
- Strong Brand Image
- Largest Customer Handling
- Turnkey Vendorship
- High Collateral & Credibility



Financial & Operational Highlights

		9M06	9M07	Growth
OPERATIONAL DATA				
Network Data				
BTS installed (total)	unit	14,249	19,767	39%
Overall network capacity	mln subs	34.7	47.9	38%
Coverage				
Counties (Kabupaten)	440 IKK (100%)			
Sub-counties (Kecamatan)	100% in Java, Bali, Sumatera, Nusa Tenggara (3776 sub-counties)			
Populated Area	95%			
Customer base	subs (000)	32,466	44,457	37%
Postpaid	subs (000)	1,627	1,891	16%
Prepaid	subs (000)	30,839	42,566	38%
Net adds	subs (000)	8,197	8,860	8%
Postpaid	subs (000)	157	229	46%
Prepaid	subs (000)	8,040	8,631	7%
MOU (minutes of use)	billion min	12.7	17.6	39%
ARPU - blended	IDR (000)	85	79	-7%
Number of Employees		3,751	4,037	8%
FINANCIAL RESULTS				
Operating revenues (net)	IDR bln	20,916	28,056	34%
Operating expenses	IDR bln	8,894	13,757	55%
EBITDA	IDR bln	15,133	18,521	22%
Net income	IDR bln	8,369	9,712	16%
EBITDA margin		72%	66%	-6%
Net income margin		40%	35%	-5%
ROA		40%	33%	-7%
ROE		60%	58%	-2%

REVENUE & COST COMPOSITIOIN


TOTAL GROSS REVENUE
IDR 9,919 bn
IDR 9,552 bn
IDR 10,545 bn
IDR 11,580 bn
5%
4%
4%
4%
19%
21%
23%
25%
Q4-06
Q1-07
Q2-07
Q3-07
% Voice
% SMS
% Data

SMS revenue positively impacted by the programs during 9M07

- Sustainable revenue growth
  - Despite the intensifying competition and low net-add, revenue for Q3 was growing

- Opex has been manageable, after a significant increase in 4Q06
  - More selective BTS roll-out


TOTAL COST EXCL. I/C
in IDR bln
IDR 3,942 bn
IDR 3,866 bn
IDR 4,107 bn
IDR 4,226 bn
238
31
437
1,300
462
193
32
402
1,448
323
201
43
433
1.529
302
261
468
434
1,559
335
Q4-06
Q1-07
Q2-07
Q3-07
Personnel
Operation & Maintenance
General & Administrative
Other Cost of Service
Depreciation
Marketing & Selling

O&M and Depreciation expense are in line with company aggresive network deployment

HISTORICAL PERFORMANCE – Consistently Strong

TELKOMSEL



	2000	2001	2002	2003	2004	2005	2006
Customer base	1,687	3,252	6,011	9,589	16,291	24,269	35,597
BTS	1,411	1,995	3,483	4,820	6,205	9,895	16,057

in IDR bln



	2000	2001	2002	2003	2004	2005	2006
Net revenues	2,801	4,918	7,573	11,146	14,765	21,133	29,145
EBITDA	1,967	3,499	5,110	8,026	10,672	15,408	20,737
EBITDA margin	70%	71%	67%	72%	72%	73%	71%

in IDR bln



	2000	2001	2002	2003	2004	2005	2006
Net income	1,345	2,044	2,787	4,237	5,473	8,467	11,182
ROE	47%	47%	45%	48%	45%	55%	55%

in IDR bln



	2000	2001	2002	2003	2004	2005	2006
Dividends	100	538	818	1,115	1,907	3,283	7,350
Pay-out ratio	15%	40%	40%	40%	45%	60%	85%



OUTLOOK 2007

CUSTOMER BASE GROWTH	▪ 50% of the market growth
REVENUES	▪ will grow more than 24%
EBITDA MARGIN	▪ approximately 2% decline
CAPEX	▪ approximately USD 1.5 bln



TELKOMSEL

THANK YOU



Lorinda Leung

From: Lim Li Ching

Sent: Monday, November 19, 2007 8:04 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 19, 2007 8:03:31 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00019
Submission Date & Time :: 19-Nov-2007 08:02:56
Broadcast Date & Time :: 19-Nov-2007 08:03:31
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	11:14:03
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day 2007 - Kiskenda Suriahardja

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
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Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, November 19, 2007 8:14 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 531554.pdf

ASX confirms the release to the market of Doc ID: 531554 as follows:
Release Time: 19-Nov-2007 at 11:14:01
ASX Code: SGT
Announcement Title: Regional Mobile Investor Day 2007 - Kiskenda Suriahardja

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2007 08:01:52
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2007 - Presentation by Abdul Aziz, Chief Financial Officer (Warid Telecom)
Description	
Attachments:	2007RegionalMobileInvestorAnalystDay-Abdul.pdf Total size = **690K** (2048K size limit recommended)

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Investor Presentation

Warid Telecom Pakistan

WARID
WE CARE

SingTel

Pakistan Overview



TURKM.
UZB.
TAJ.
CHINA
Gilgit
AFGHANISTAN
Peshawar
ISLAMABAD
Rawalpindi
Sialkot
Sargodha
Faisalabad
Lahore
Zhob
Jhang Sadr
Quetta
Multan
Nok Kundi
Bahawalpur
IRAN
Sukkur
INDIA
Gwadar
Hyderabad
Karachi
Port Muhammad bin Qasim
Arabian Sea

Demographics	
Population	>160 m
Area	796,096 sq. km
Urbanization	33 %
Mobile penetration (calculated)	42%
Legal System	Based on English common law and Islamic law

Economic Indicators	
Per Capita Income (06/07)	US$ 925
GDP (US$ Bn PPP adj.)	US$411
GDP per Capita (US$ PPP adj.)	US$2,580
Inflation (CPI) (06/07)	7.9%
Exchange Rate (Pkr/USD) (Oct 10th)	60.7
Workers Remittance (US$ bn)(06/07)	US$5.5

Source: EIU, Government of Pakistan, PTA

Steady and Continued Economic Growth

Real GDP Growth (%) Growth



10
8
6
4
2
0
7.4%
8.0%
6.2%
7.0%
FY04
FY05
FY06
FY07
(1)

Foreign Direct Investment (US$ bn)



5
4
3
2
1
0
0.3
0.8
0.5
1.1
2.2
2.6
4.2
FY01 *
FY02 *
FY03
FY04
FY05
FY06
FY07 (2)

Source: EIU, Government of Pakistan
(1) Government of Pakistan economic survey 2006-07 projection
(2) For the 10-month period from July 2006 to April 2007

WARID WE CARE

SingTel

Pakistan Overview

Telecom Spending (US$ bn) and Share of GDP (%)*



Telecom Spend
%age of GDP
1.6%
1.7%
1.7%
1.9%
2%
1.0
1.4
1.7
2.1
2.6
2002
2003
2004
2005
2006

Mobile Subscriber Growth (m) and Density (%)**



No of Mobile Subscribers
% Fixed Line Density
% Mobile Density
1.7
2.4
2.7
5.0
3.3
12.7
34.5
2002
2003
2004
2005
2006

Key Market Highlights

- Macro / Demographic trends:
  - Continued urbanization trend
  - Rapidly rising disposable income with influx of expatriates' income
  - Availability of low-cost hand sets
  - Large youth population
- Fixed mobile substitution
- Regulatory environment
  - Independent and well-respected regulator
  - Transparent decision making process and level playing field
  - No cap on foreign ownership of telecom assets
  - Liberalisation of WLL, LL and LDI sectors
  - Effective policing of limited mobility rules for WLL players
  - Clear rules regarding license renewal and issuance

WARID WE CARE

Source:*PTA, World Bank - World Development Indicators
** Warid Telecom, Pakistan Telecommunications Authority

SingTel

Asia Pacific Business Environment Ranking

Country	Economics – LT Risk	Politics – LT Risk	Telecom Market Maturity	Telecoms Growth Potential	Competitive Environment	Licensing/ Regulation	Composite Score	Regional Rank
Japan	7 (7)	9 (9)	8 (8)	5 (5)	9 (9)	9 (9)	47 (48)	1 (1)
Taiwan	8 (7)	8 (7)	9 (9)	4 (4)	8 (8)	9 (9)	46 (44)	2 (3)
Australia	8 (8)	8.5 (8.5)	10 (10)	4 (4)	8 (8)	7 (7)	45.5 (45.5)	3 (2)
South Korea	8 (8)	9 (6)	9 (9)	4 (4)	8 (8)	7 (7)	45 (42)	4 (5)
Malaysia	7 (8)	7 (6)	7 (7)	6 (6)	7 (7)	9 (9)	43 (43)	5 (4)
Singapore	8 (8)	8 (7)	9 (9)	3 (3)	6 (6)	8 (8)	42 (41)	6 (5)
Hong Kong	7.5 (6)	6 (5.5)	9 (9)	2 (2)	9 (9)	8 (8)	41.5 (39.5)	7 (7)
India	7 (6.5)	7 (7)	1 (1)	10 (10)	6 (6)	8 (8)	39 (38.5)	8 (8)
Pakistan	**6 (6)**	**5 (4.5)**	**2 (2)**	**7 (7)**	**7 (7)**	**8 (8)**	**35 (34.5)**	**=9 (9)**
Indonesia	6 (6)	6 (5)	2 (2)	8 (8)	8 (7)	5 (6)	35 (34)	=9 (10)
China	8 (7.5)	6 (5)	3 (3)	10 (10)	4 (4)	4 (4)	35 (33.5)	=9 (11)
Philippines	6 (6)	6 (5)	3 (3)	6 (6)	7 (7)	6 (6)	34 (33)	=12 (13)
Bangladesh	5 (5)	5 (5)	2 (2)	8 (8)	7 (7)	7 (6)	34(33)	=12 (12)
Thailand	7 (7)	6 (6)	4 (4)	6 (6)	5 (5)	4 (4)	32 (32)	14 (14)
Vietnam	4 (6)	5 (5)	3 (3)	7 (7)	6 (5)	6 (6)	31 (32)	15 (15)

WARID WE CARE

Source: BMI Q3 Report 07 (06)

SingTel

Pakistan Telecom Industry


TELECOM INDUSTRY
Fixed Line
ptcl
(Etisalat/GOP)
Various Payphone/WLL Companies
Cellular Sector
Mobilink
GSM
ufone
GSM
Paktel
EGSM
WARID
WE CARE
GSM
telenor
GSM
INSTAPHONE
DIGITAL
DAMPS
Equipment/Vendors
ERICSSON
Nokia Siemens Networks
NORTEL
Alcatel·Lucent
Huawei Technologies
ZTE中兴

WARID
WE CARE

SingTel

Market Highlights

September 2007 Operator Market Shares (%)


Paktel
1.8%
Pakcom
0.5%
Telenor
18.0%
Mobilink
40.8%
Warid
17.0%
Ufone
22.0%

Source: PTA, Companies' reports

Operator	Comments	
Mobilink	• Inception: • Technology: • Major Shareholders:	1994 GSM-900/1800 Orascom (100%)
Ufone	• Inception: • Technology: • Major Shareholder:	2001 GSM-900/1800 PTCL (100%)*
WARID WE CARE	• Inception: • Technology: • Major Shareholder:	2005 GSM-900/1800 Abu Dhabi Group (61%) Singtel (30%)
telenor	• Inception: • Technology: • Major Shareholder:	2005 GSM-900/1800 Telenor (100%)
Paktel	• Inception: • Technology: • Major Shareholder:	1991 GSM-900/1800 - TDMA China Mobile (100%)
INSTAPHONE DIGITAL	• Inception: • Technology: • Major Shareholder:	1991 DAMPS/TDMA Arfeen Group

* 26% share (with management rights) of Etisalat in PTCL

WARID WE CARE

SingTel

Market Highlights

Cellular Market Share



100%
50%
0%
1.1%
3.2%
12%
12.7%
21.6%
49.8%
0.8%
3.7%
11%
14.4%
21.2%
48.6%
0.5%
2.8%
14%
15.8%
20.8%
46.4%
0.5%
18%
16.9%
22.6%
40.9%
0.5%
18%
17.0%
22.0%
40.8%
Jun-2006
Sep-2006
Dec-2006
Aug-2007
Sep-2007
Mobilink
Ufone
Warid
Telenor
Paktel
Pakcom

Source: PTA

Industry SWOT Analysis

Strengths

- Complete deregulation of the telecom sector and incentives for the operators to expand networks
- More robust telecom development due to new operators, e.g. Warid & Telenor
- Presence of key strategic regional investors in the market – Orascom, Telenor, Etisalat, Warid Telecom, China Mobile and most recently SingTel

Weakness

- No formal association of GSM operators available to help manage price erosion & other operating expense reduction initiatives
- Risk of price pressure due to keen market competition

Opportunities

- Over 60% population in rural areas still underserved – pent-up demand to be addressed by aggressive network expansion
- Growth in mobile market set to continue with Telenor and Warid likely to help push penetration rate to over 50% in 2007
- MNP Implemented in 1st Qtr 2007
- Dual SIM phenomenon propagating sales of secondary connections in urban areas

Threats

- Challenges in site acquisition due to local approval process
- Higher rate of activation tax is causing concern that it could cause a slowdown in consumer growth, especially in rural Pakistan

WARID
WE CARE

SingTel

Pakistan Cellular Market Outlook



Industry Subscriber Forecast *
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
2005
2006
2007f
2008f
2009f
2010f
No. of Mobile Phone Subscribers ('000)
Cellular Penetration Level



Industry ARPU (In US $) Forecast **
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
8.1
5.5
4.4
3.9
3.9
3.9
2005
2006
2007f
2008f
2009f
2010f

Telecom Industry Trend	2005	2006	2007f	2008f	2009f	2010f
No. of Mobile Phone Subscribers ('000)	21,636	48,289	80,700	102,340	114,620	122,640
Cellular Penetration Level (%)	14.0%	27.1%	50.7%	62.9%	68.9%	72.1%

WARID WE CARE

Source: * PTA, ITU, BMI Q3 Report; f=Forecast
** Calculation based upon GDP spent on Telecom Sector

SingTel

Overview of Warid

License terms

- 15-year GSM license covering Pakistan, AJK and Northern Areas
- GSM 900 / 1800 spectrum
- Operations launched in May 2005

Subscriber base

- 11.87m sales as at September 2007 comprising:
  - 10.73m Prepaid sales
  - 1.14m Postpaid sales

Strong Track Record

- Fast growing cellular operator in Pakistan; achieved 9.7 m sales in less than 2 years
- Strong and experienced management team
- EBITDA positive within 17 months after commercial launch

Network infrastructure

- Approx US $1Bn invested in network**
- 2,054 BTS on air as at September 2007
- Population coverage 60% addressable population
- Modern network with core network GPRS and EDGE-ready

WARID WE CARE

*90 Day Active Subscribers
** Committed amount

SingTel

Expanding Network Coverage and Attractive Plans

Attractive mobile plans

Postpaid features

zahi

- Co-brand promotions with credit cards
- Handset bundling & loyalty programs
- Flexible billing options (per sec, 30 sec & per min)

Prepaid features

zoom Aa Jao Na!

- Innovative recharge
  - Easy load
  - E-top up
  - P2P charging
  - ATM & credit card charging
- Differentiated services
  - Per second & 30 second billing
  - On-net & off-net free minutes
  - Late Night Option
  - Bundled products (Warid Zoom)

Warid has coverage over more than176 cities & 500 Destinations



WARID WE CARE

SingTel

Popular Packages & Promotions



Urdu SIM
- Urdu STK Services
- Available to both Prepaid and Postpaid


Chota bill
sirf zem ke saath...
zem

Zem Prepaid
- 5 main packages
  - Zem 1 second
  - Zem 30 Second
  - Zem 60 Sec
  - Zem 321
  - Zem 12-9


largest Postpaid

Zahl Postpaid
- Five main packages
- Line rentals
  - Rs.50, 500, 1000, 1500, 2500, and unlimited packages
- Three Different Billing Pulses
  - Per second, 30 sec and per min billing pulse


Zoom talky
SEND A "TALKY" NOW...

Zoom VAS
- Variety of VAS services
- Services like:
  - Bundled SMS
  - Bundled Voice Packages
  - Voice SMS


zem NITES

Zem Nites
- Free on-net calls from 2300-0700hrs
- Charges Rs. 24.00 (excl. tax)



Double Balance Promo
- Targeted to inactive subscribers
- 100% extra balance to eligible subscribers in three equal installments



Warid Tape Ball Tournament
- Targeted to youth segment
- Tape ball cricket event held in three major cities


786

786 Islamic Service
- IVR based Service
- Specifically launched in Ramadan
- Price: Rs.5.00 +tax

WARID
WE CARE

SingTel

Warid SWOT Analysis

Strengths

- Financial strength of shareholders and their telecom expertise
- Modern network with core network GPRS & EDGE ready
- Extensive sales and service network with 257 franchises and more than 80,000 retail outlets
- Large postpaid base generating high ARPU

Weaknesses

- Need to expand network coverage/footprint
- Need to increase brand awareness & improve market positioning
- Lack of a proactive churn management and stimulation program to address inactive subscribers
- Accumulation of low end subscribers – low ARPU

Opportunities

- Fast expanding market with opportunity to grow exponentially
- Network expansion to cover a much larger foot print and acquire subscribers from untapped markets
- Segmentation to target niche markets & retain high ARPU customers
- Multiple SIM – Warid being used as a secondary connection. Opportunity to stimulate growth by improving network coverage/quality
- VAS/Data services to increase revenue
- MVNO deals to target niche market segments

Threats

- Brand presence and acceptability of competitor brands (e.g. Jazz, Indigo & Talkshawk)
- Stronger advertising and higher media presence of competitors
- Larger competitors network coverage
- Re-launch of Paktel under China Mobile
- Competitors with strong shareholder support – financial resources and telecoms expertise

WARID
WE CARE.

SingTel

Warid - Future Outlook



Increased presence in under penetrated areas & segments
Extensive rollout in new cities & improvement in QOS in existing coverage areas
Improve brand awareness & market positioning through extensive branding & campaigns
Improvement in 90 day Active customer ratio
Review of price plans & customer life cycle management
Focus on launching new Value Added Services

WARID WE CARE

SingTel

Key Performance Indicators

Minutes of Usage per Subscriber*



1000
900
800
700
600
500
400
300
200
100
0
890
215
252
856
215
251
830
215
248
852
230
265
Q2 (06-07)
Q3 (06-07)
Q4 (06-07)
Q1 (07-08)
Postpaid MOUs
Prepaid MOUs
Blended MOUs

WARID WE CARE

Source: * Calculation based upon 90 day active subs

SingTel

Key Performance Indicators

ARPU (In US $)*



25.00
20.00
15.00
10.00
5.00
-
20.5
4.2
5.0
18.9
4.4
5.2
19.3
4.5
5.3
20.6
4.5
5.4
Q2 (06-07)
Q3 (06-07)
Q4 (06-07)
Q1 (07-08)
Postpaid ARPU
Prepaid ARPU
Blended ARPU

Source: * Calculation based upon 90 day active subs

Key Performance Indicators

EBITDA, PAT & Total Revenue (In US$ '000)

- Increase in depreciation
- Extensive marketing campaigns & promos
- Maintenance & Utilities
- 9% Decline of revenue in early Sept/ late Oct due to Ramadan (13 Sept to 12 Oct)



120,000
100,000
80,000
60,000
40,000
20,000
(20,000)
(40,000)
5,991
78,125
16,018
94,924
21,922
105,509
16,027
106,322
Q2 (06-07)
Q3 (06-07)
Q4 (06-07)
Q1 (07-08)
PAT
EBITDA
Total Revenue

THANK YOU

WARID
WE CARE

SingTel

Lorinda Leung

From: Lim Li Ching
Sent: Monday, November 19, 2007 8:03 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 19, 2007 8:01:52 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00018
Submission Date & Time :: 19-Nov-2007 08:01:17
Broadcast Date & Time :: 19-Nov-2007 08:01:52
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	11:12:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day 2007 - Abdul Aziz

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From:	ASX.Company.Announcements.Office@asx.com.au
Sent:	Monday, November 19, 2007 8:13 AM
To:	Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject:	Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments:	531551.pdf

ASX confirms the release to the market of Doc ID: 531551 as follows:
Release Time: 19-Nov-2007 at 11:12:31
ASX Code: SGT
Announcement Title: Regional Mobile Investor Day 2007 - Abdul Aziz

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2007 08:00:10
Announcement No.	00017

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2007 - Presentation by Gerardo Ablaza, President & Chief Executive Officer (Globe Telecom)
Description	
Attachments:	2007RegionalMobileInvestorAnalystDay-Gerardo.pdf Total size = **744K** (2048K size limit recommended)

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Globe

GLOBE TELECOM, INC.

SingTel Regional Mobile Investor Day
November 2007

Philippine macro-economics are promising

GDP Growth Rates



4.40%
4.90%
6.20%
5.00%
5.40%
7.30%
2002
2003
2004
2005
2006
1H07

OFW Remittances (USD Bn)



USD Bn
Growth %
6.9
7.6
8.6
10.7
12.8
9.3
2002
2003
2004
2005
2006
YTD Sep '07
Remittances
Growth rate

Budget Deficit (Php Bn)



In Php Bn
210.7
199.9
187.1
146.8
64.8
40.0
2002
2003
2004
2005
2006
YTD Sep '07
Budget Deficit
Percentage to GDP

- GDP growth above 5% for past 3 years, with 2Q07 of 7.5% at its highest in 20 years
- Budget deficit reined in with fiscal reforms
- Growth in OFW remittances driving wider income distribution; BPO expansion creating ripple effects in the economy
- Stable inflation, low interest rates, strong peso renewed investor confidence plus growing consumer optimism

Globe

Philippine demographic profile presents attractive growth opportunities

Age Profile of Population


40 & over (23%)
0-9 yrs (24%)
10-19 yrs (22%)
20-39 yrs (31%)

Annual Household Income


Php 500k & over (3%)
Php 150k – 499k (27%)
Under Php 150k (70%)

- Large and growing population – Current population at 88 million with about 46% under 19 years old
- Telco expansion opportunities in the lower income segments – About 70% of families are with annual household income of under Php 150,000 (about US$3,200)

Wireless sector dominates the local telco industry, comprising over two-thirds of industry revenues

Telco Industry Revenues


In Php Bn
193
67
197
65
157
51
2005
2006
9M07
Wireless
Wireline

Market Composition by Subscribers


Postpaid 4%
Prepaid 96%

Two mobile operators capture almost all of market subscribers and revenues


9M07 Mobile Subscribers
Globe 37.6%
Smart 55.3%
Sun* 7.0%


9M07 Mobile Revenues
Globe 40.0%
Sun* 2.5%
Smart 57.5%

➢ Globe with 67% share of postpaid and 37% share of prepaid subscribers

*Estimated numbers for Sun

Mobile industry continues reasonable growth


SIM Penetration Levels
In Mn except percentages
27.3%
39.4%
40.6%
48.3%
57.9%
0.5
1.2
1.8
2.2
3.6
2003
2004
2005
2006
9M07
Globe
PLDT
Others
Penetration


Wireless Industry Revenues (w/o Sun)
Php Bn
19%
6%
5%
10% YoY as of 9M 2007
7
43
47
49
51
2003
2004
2005
2006
9M07
Globe
Smart

➢ SIM penetration at 57.9% with real penetration estimated to be at 52.6% after accounting for multiple SIM users

➢ Analysts forecasts – SIM penetration to reach 66% by 2008 (75% by 2010)

While traditional landline is flat, broadband is on rapid growth trajectory

Industry Trends – Internet Sector
(2003-2011)


25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006e
2007f
2008f
2009f
2010f
Internet Users ('000)
Broadband Internet Subscribers ('000), right axis

Source: BMI Research

Industry Broadband Subs
(in '000)


+ 86% from end-2006
26
61
150
350
650
2003
2004
2005
2006
9M07

Globe

Globe Telecom has evolved to be one of the country's largest and most profitable companies

Subscribers (In Thousands)


24,000
20,000
16,000
12,000
8,000
4,000
-
97
916
12,404
15,660
19,222
1997
1999
2005
2006
9M07

Net Income* (In USD Mn)


250
200
150
100
50
(50)
(29)
24
188
230
206
1997
1999
2005
2006
9M07

Revenues* (in USD Mn)


1,200
1,000
800
600
400
200
-
88
244
998
1,115
1,000
1997
1999
2005
2006
9M07

EBITDA* (In USD Mn)


800
600
400
200
-
3
95
608
727
646
1997
1999
2005
2006
9M07

Market Cap** (In USD Mn)


5,000
4,000
3,000
2,000
1,000
-
72
910
1,827
3,326
4,322
1997
1999
2005
2006
9M07

Return on Equity (ROE)


30%
20%
10%
0%
-10%
-20%
-16%
7%
19%
22%
22%
1997
1999
2005
2006
9M07

* Based on average Php/US$ rate for the period   ** Based on period end Php/US$ rate

Globe

Key strategies & initiatives that have underpinned the company's success

1) Expansion into the mass market with the relaunch of 2nd prepaid brand Touch Mobile (TM)

Total SIM Base
(in '000)



20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,468
15,660
16,923
18,126
19,220

	3Q '06	4Q '06	1Q '07	2Q '07	3Q'07
TM	4,259	4,897	5,550	6,216	6,814
GHP Prepaid	9,573	10,119	10,710	11,227	11,706
GHP Postpaid	636	644	663	683	702

- TM SIM base of 6.8 million now comprises one-third of Globe's total SIM base
- TM accounted for over 54% of 9M07 net SIM additions

Globe

Key strategies & initiatives

2) Improving price competitiveness with innovative and value-based propositions
   - Still the only player in the market using per-second charging for both local and IDD calls
   - Bulk SMS offers for as low as Php 15/day for up to 100 SMS

3) Focused subscriber acquisition efforts with customized offerings
   - Flat rate offerings for heavy voice users – Php 10 for 3-min calls for GHP Prepaid, and Php 15 for 15-minute calls for TM
   - Various IDD offers for the overseas Filipino workers & their families under the Globe Kababayan program

Globe

Key strategies & initiatives

4) Expanding nationwide reach through aggressive network expansion

Cell Sites


2,190
2,580
3,736
5,159
5,884
6,129
2002
2003
2004
2005
2006
9M07

Capex – In Php Bn and as % of service revenues


25.0
20.0
15.0
10.0
5.0
-
70%
60%
50%
40%
30%
20%
10%
0%
20.5
15.8
21.2
14.8
14.8
9.1
52%
33%
40%
27%
26%
19%
2002
2003
2004
2005
2006
9M07
Capex (in P bn)
Capex/ Service revenues

➢ Continuing to deepen network coverage for mobile business – currently with almost 99% population reach

Key strategies & initiatives

5) Continued management of our cash costs

EBITDA Margins (in %)


67%
58%
62%
61%
65%
65%
16%
16%
14%
13%
9%
9%
2002
2003
2004
2005
2006
9M07
EBITDA Margins
Marketing & subsidy as a % of service revenues

6) Innovations through new technologies

➢ Over-the-air reload system (Autoload Max) – With over 580,000 retailers in the network

➢ 3G with HSDPA – Launched in March 2006, and used as platform for fixed wireless broadband service

➢ G-Cash – Mobile wallet and SMS-based payment system

Key strategies & initiatives

7) Laying the groundwork to make broadband relevant and available to all

2007 CAPEX Breakdown


Core 2G and support facilities
US$160 - 210 Mn
New growth areas
US$190Mn

Cumulative Broadband Subs ('000)


3Q07
1Q07
3Q06
1Q06
3Q05
109.1
150% YoY

- Allocated US $190 Mn for broadband and new growth areas, and US$160-210 Mn for core 2G and support facilities (including transmission related investments)
- Broadband continue on upward trajectory, with revenues doubling to Php 846 Mn and subscribers growing by 150% YoY to 109k

Strong financial performance with YTD results at record highs

	(In Php Mn) 9Mo7	9Mo6	YoY Growth	(In US $ Mn) 9Mo7*	9Mo6*
Service Revenues	47,153	42,517	11%	1,000	820
EBITDA	30,451	28,192	8%	646	544
NIAT	9,692	9,309	4%	206	180
Core NIAT	10,537	8,812	20%	224	170
EBITDA Margin	65%	66%		65%	66%

* Based on average Php/US$ rate for the period.

Robust Financial Position

	In Php Mn			In US $ Mn	
	3Q07	3Q06		3Q07	3Q06
Cash Balance*	11,653	13,686	↓ 15%	259	272
Debt*	31,929	41,336	↓ 23%	710	823
Gross Debt to Equity	0.55	0.76		0.55	0.76
YTD Free Cash Flow**	16,200	19,365	↓ 16%	344	385
YTD Capex**	9,115	8,658	↑ 5%	193	167
Capex as % of sales	19%	20%		19%	20%

* Based on period end Php/US$ rate ** Based on average Php/US rate for the period

Further enhancing shareholder returns with special dividend

Cash Dividends – In Php per Share


116
+ 132%
50
40
50
66
2005
2006
9Mo7

☐ Regular Dividend ■ Special Dividend

Return on Equity*


16%
22%
24%
2005
2006
2007 **

* Based on core net income

** Annualized based on YTD Sept results

- Total Shareholder Return at 28%, with the special dividend and 19% rise in share prices this year to end of the 3rd quarter
- Globe share price growth in excess of local index growth – Market cap of US$4.3 Bn, up 30% this year

Investment Summary – Globe Telecom

Leading market position

- Market leader in wireless postpaid market
- More than 19M mobile subscribers (>15M ahead of 3rd player)
- Over 40% of wireless industry revenues
- Strong #2 player in corporate data and broadband

Strong financial performance

- Margins among the highest in Asia-Pacific region
- Credit metrics reflect prudent balance sheet management
- Generates high dividend yields – Regular pay-out at 75% of prior year's net income; special dividend to be paid out
- Significant shareholder value growth – Market cap up 30% vs end-2006 level, and 137% vs end-2005

World-class corporate governance

- Consistently rated one of the best managed companies in the country
- Solid support from shareholders * – Singapore Telecom (45%) and Ayala Corp (33%) – who are, themselves, industry leaders in the country & the region

* Ownership of common shares as of 30 September 2007

Globe

Thank You

Globe

Lorinda Leung

From: Lim Li Ching

Sent: Monday, November 19, 2007 8:02 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 19, 2007 8:00:10 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00017
Submission Date & Time :: 19-Nov-2007 07:59:32
Broadcast Date & Time :: 19-Nov-2007 08:00:10
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	11:10:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day 2007 - Gerardo Ablaza

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, November 19, 2007 8:11 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 531549.pdf

ASX confirms the release to the market of Doc ID: 531549 as follows:
Release Time: 19-Nov-2007 at 11:10:36
ASX Code: SGT
Announcement Title: Regional Mobile Investor Day 2007 - Gerardo Ablaza

SEC File No: 82-3622

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2007 07:58:30
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2007 - Presentation by Sanjay Kapoor, President Mobility (Bharti Airtel)
Description	
Attachments:	2007RegionalMobileInvestorAnalystDay-Sanjay.pdf Total size = **406K** (2048K size limit recommended)

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Investor Presentation

Bharti Airtel Limited

SingTel – Regional Mobile Investor Day

November 19, 2007

Disclaimer

The information contained in this presentation is only current as of its date. All actions and statements made herein or otherwise shall be subject to the applicable laws and regulations as amended from time to time. There is no representation that all information relating to the context has been taken care off in the presentation and neither we undertake any obligation as to the regular updating of the information as a result of new information, future events or otherwise. We will accept no liability whatsoever for any loss arising directly or indirectly from the use of, reliance of any information contained in this presentation or for any omission of the information. The information shall not be distributed or used by any person or entity in any jurisdiction or countries were such distribution or use would be contrary to the applicable laws or Regulations. It is advised that prior to acting upon this presentation independent consultation / advise may be obtained and necessary due diligence, investigation etc may be done at your end. You may also contact us directly for any questions or clarifications at our end.

This presentation contain certain statements of future expectations and other forward-looking statements, including those relating to our general business plans and strategy, our future financial condition and growth prospects, and future developments in our industry and our competitive and regulatory environment. In addition to statements which are forward looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue' and similar expressions identify forward looking statements.

Actual results, performances or events may differ materially from these forward-looking statements including the plans, objectives, expectations, estimates and intentions expressed in forward looking statements due to a number of factors, including without limitation future changes or developments in our business, our competitive environment, telecommunications technology and application, and political, economic, legal and social conditions in India. It is cautioned that the foregoing list is not exhaustive

This presentation is not being used in connection with any invitation of an offer or an offer of securities and should not be used as a basis for any investment decision.

"The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about the Company and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted."

Investor Relations :- http://www.bhartiairtel.in
For any queries, write to: ir@bharti.in

Indian Telecom

Indian telecom – *growing share in world telecom*

- Total Telecom Base	~ 250 Million	3rd largest in the world
- Tele-density	~ 22 %	Lowest in the World
- Wireless Sub Base	~ 210 Million	3rd largest in the world
- Wireless Penetration	~ 18 %	Lowest in the world
- ARPU	~ USD 9	One of the lowest
- Mou/Sub/Month	~ 470 minutes	3rd highest in the world
- Realised RPM	~ 2 US cents/ min (All Inclusive)	Lowest in the world
- Fixed line Sub Base	~ 40 Million	
- Broadband Sub Base	~ 2 Million	Large potential market

➡ indian telecom – well placed in world telecom space

Source: Based on data in Global Wireless Matrix 2QCL07- Merrill Lynch .TRAI data as at September 30, 2007

Indian telecom – *growth trajectory*



Wireless Subscribers (Mn)
225
200
175
150
125
100
75
50
25
0
1
210
CAGR 87%
21%
18%
15%
12%
9%
6%
3%
0%
Wireless Penetration
Mar-99 Mar-00 Mar-01 Mar-02 Mar-03 Mar-04 Mar-05 Mar-06 Sep-07
Wireless Wireless Penetration



Telecom subscribers (Mn)
250
200
150
100
50
0
23
250
CAGR 35%
22.0%
19.5%
17.0%
14.5%
12.0%
9.5%
7.0%
4.5%
2.0%
Tele-density
Mar-99 Mar-00 Mar-01 Mar-02 Mar-03 Mar-04 Mar-05 Mar-06 Sep-07
Telecom subscribers (LHS) Tele-density (RHS)

Indian telecom → wireless led growth

- **Largest country based on absolute net additions ...**

Source: TRAI and AUSPI & COAI data as at September 30, 2007

Indian wireless – *comparison with China*

Total Wireless Base

China Year 1: 1988
India Year 1: 1995


Wireless Subscribers (in Mn)
500
400
300
200
100
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19
Years of introduction of wireless
China
India

Wireless Net Additions


Subscriber addition (in Mn)
9.0
7.5
6.0
4.5
3.0
5.49
3.9
8.31
7.01
Apr-06 Jun-06 Aug-06 Oct-06 Dec-06 Feb-07 Apr-07 Jun-07 Aug-07
India
China

➡ *Outperformed China on year to year basis.. Sharper growth trajectory*

Source: Study paper on 'Indicators for Telecom Growth'. Subscribers value are as at the end of the year (December).

competitive landscape - wireless


23.4%
17.8%
17.6%
17.4%
9.3%
8.9%
5.6%
49.0
42.0
35.0
28.0
21.0
14.0
7.0
0.0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
37.1
36.8
36.3
19.5
18.7
11.8
Bharti Airtel (GSM)
BSNL & MTNL(GSM+CDMA)
Vodafone (GSM)
Reliance (GSM+CDMA)
Tata (CDMA)
Idea (GSM)
Others (GSM+CDMA)
Customers (Mn)
CMS (%)

➡ ***highly competitive – top 4 garnering over 75% share***

Source: TRAI data as at Sep 30, 2007. Vodafone subscriber base included BPL operations in Mumbai.

Indian wireless – *growth potential...*

market estimates


Macquarie (Yr'10)
Goldman Sachs (Yr'10)
UBS (Yr'10)
Citigroup (Yr'10)
Credit Suisse (Yr'10)
Kotak (Yr'10)
JP Morgan (Yr'10)
CLSA (Yr'10)
450
447
442
438
417
394
383
383
150
200
250
300
350
400
450
Wireless Subscribers (Mn)

Country	Subs in Mn.	Pen / Pop
India in 2010 (if)	400	36%
Current Status (Mar'07)		
China	502	38%
Brazil	108	57%
Russia	160	113%
Thailand	47	71%
Philippines	48	54%
South Africa	39	82%
Korea	42	88%
Singapore	5	111%
Malaysia	21	80%
USA	243	80%
UK	71	118%
Japan	103	81%
world average		50%

- key growth drivers
  - affordability *(falling handset prices, lowest tariffs)*
  - availability *(network, distribution)*

Source: Based on data in Global Wireless Matrix 2QCL07- Merrill Lynch.

Bharti Airtel Limited

Integrated play - *service offerings*


Bharti Airtel Limited
Mobile services
Broadband & Telephone services
Enterprise services
Carriers
Corporates

➡ **Fully integrated telecom player…end to end telecom offerings**

Airtel – *a growth journey*


1996
2001
2003
2006
No. of circles
1
5
15
23

➡ Growth – combination of organic and inorganic growth.

Airtel - *a snapshot*

1996		Today
Single Circle Operator + telephone instruments	Company Profile	Largest integrated private telecom operator
< 25k	Customers	> 51 mn
~ USD 3.3 mn	Investment	~ USD 10 bn
~ USD 17 mn	Revenue	~ USD 6.5 bn
~ USD 2.5 mn	EBITDA	~ USD 2.7 bn
~ USD 1.4 mn	Net Profit	~ USD 1.6 bn
~ USD 16 mn	Net Worth/Market Cap	~ USD 45 bn

- ➡ expanding operations
- ➡ poised to..... create wealth

Note: Financials are as per USGAAP and have been annualised based on second quarter ended Sept 30, 2007 results, except Market Capitalisation.

customer trends *(wireless +fixed line)*


129 months
Jul-06
25 mn
14 months
>50
Customers in millions
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0.02
0.08
0.12
0.13
0.35
0.70
1.52
3.44
7.14
11.84
20.93
39.01
Nov-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Sep-07

- ***First Indian private telecom company to have achieved the milestone of 50 million customers***

Source: Company database

a snapshot - operational

Total Customers Mobile B&T	51 mn 49 mn 2 mn	Largest integrated private telecom Operator
Mobile coverage Census Towns Non - Census towns & villages Population coverage	 4,876 (out of 5,161) 290,000 (out of 586,000) 65%	Extensive mobile coverage
B&T Coverage	94 cities	High revenue potential areas
Total minutes on network	~ 310 bn	
On Roll Employees No.	23,264	High employee productivity
Distribution outlets	> 670 k	One of the widest reach
Optic fiber laid (national)	> 55,550 Km	
International Bandwidth	i-2-i SE-ME-WE4 Cable landing station	Connectivity to the world

➡ expanding operations

Note: Customers are as at end of September 30, 2007 & operational data is as at the end of quarter ended June 30, 2007. Total minutes have been annualized base on Q1FY08 results

overall financial performance

Amount in USD Million, except ratios

Parameters	Quarter Ended			Half Year Ended		
	Sept 30, 2007	Sept 30, 2006	Y-o-Y Growth	Sept 30, 2007	Sept 30, 2006	Y-o-Y Growth
Revenues	1,594	1,096	45%	3,080	2,066	49%
EBITDA	682	428	59%	1,297	806	61%
EBITDA Margin	42.8%	39.1%		42.1%	39.0%	
Cash Profit from Operations	653	414	58%	1,313	749	75%
Earning before tax	440	271	62%	915	488	88%
Net Profit	406	235	73%	786	425	85%

➡ **robust growth......on all parameters**

Source: Results for the second quarter and half year ended September 30, 2007 as per US GAAP.

Segment wise contribution – q2fy08

Gross Revenue


5%
16%
11%
80%

☐ Mobile ☐ Broadband & Telephone ☐ Carriers ☐ Corporates

EBITDA


5%
13%
10%
76%

☐ Mobile ☐ Broadband & Telephone ☐ Carriers ☐ Corporates

Gross Investments


2%
13%
12%
73%

☐ Mobile ☐ Broadband & Telephone ☐ Carriers ☐ Corporates

Note: Revenue and EBITDA contribution is based on gross of inter-segment eliminations.

performance dashboard - 3 line graph



1600
1400
1200
1000
800
600
Gross Revenue (USD Mn)
78.0%
68.0%
58.0%
48.0%
38.0%
28.0%
70.6%
73.8%
76.5%
73.7%
70.8%
948
1,114
1,357
1,485
1,594
35.5%
33.1%
31.7%
33.3%
32.6%
Q207
Q307
Q407
Q108
Q208
Gross Revenue (USD Mn) (LHS)
Opex to Gross Rev (RHS)
Revenue (annualized) to Gross Cummulative Capex (RHS)
(operating efficiency)
(capital productivity)

➡ **growth in revenues + cost efficiencies + capital productivity = profitability**

our partners - alliances with best in class

Strategic Equity Partner

SingTel

Asia's telecom power house



Business Partners

NOKIA Connecting People

ERICSSON

IBM

- IBM Daksh
- Mphasis
- Hinduja TMT
- Tele Tech
- Nortel

first mover advantage/ product innovations

Electronic Recharge / Micro Prepaid


Aisi Azadi aur kahaan


NEW
Lifetime Prepaid

Life time validity product



Easy Music
18,000 songs,
Available in
Over 100,000
Outlets

Hello Tunes
(Ring Back Tones)


Hello Tunes
Welcome every caller
with a song!

Being First


Hear it. Like it. Catch it.

Song Catcher

Airtel *Live*
(Portal)


Airtel


We bring you
all of India
MOTHER'S DAY
FREE SARI OFFER

Call Home Service



Portfolio Manager
(Stock Tracker)

Blackberry



➡ focus on product innovations

few recent recognitions

- Outlook Money-NDTV Profit award in the Best Value Creator category in October 2007
- Ranked 3rd globally for best returns to the shareholders by the BusinessWeek Magazine in 'The Infotech 100' list in July 2007
- Airtel was chosen as the second most trusted service brand in India in the prestigious 'Most Trusted Brands 2007 Survey' conducted by the Economic Times Brand Equity
- Bharti Airtel won the Forbes Global IT Excellence award for its Outsourcing arrangement with Nortel in May 2007.
- Conferred with the "Best Emerging Market Carrier Award" at the Telecom Asia Awards 2007
- Adjudged 'Most Customer Responsive Telecom Company' in India in 2006 by Avaya Economic Times Global Connect Awards
- Telecom Asia Award 2006 for **best Indian carrier**

Sunil Bharti Mittal, Chairman & Group CEO

- Chosen for Padma Bhushan Awards in 2007
- 'Asia Businessman of the Year 2006' by Fortune magazine
- 'CEO of the Year - Frost and Sullivan' 2006

key focus areas

Customer experience	highest quality network, seamless customer service, a consistent brand experience
Being first	product innovations
Speed to market	network reach, product availability (distribution)
Economies of scale	operating cost & capex
Strong management execution	management depth & creating leadership

to summarize

Our Vision

By 2010 Airtel will be the most admired brand in India:

- loved by more customers
- targeted by top talent
- benchmarked by more businesses

Lorinda Leung

From: Lim Li Ching

Sent: Monday, November 19, 2007 8:02 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 19, 2007 7:58:30 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00016
Submission Date & Time :: 19-Nov-2007 07:57:56
Broadcast Date & Time :: 19-Nov-2007 07:58:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	11:09:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day 2007 - Sanjay Kapoor

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, November 19, 2007 8:09 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 531547.pdf

ASX confirms the release to the market of Doc ID: 531547 as follows:
Release Time: 19-Nov-2007 at 11:09:25
ASX Code: SGT
Announcement Title: Regional Mobile Investor Day 2007 - Sanjay Kapoor

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2007 07:56:49
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2007 - Presentation by Pong-amorn Nimpoonsawat, Chief Financial Officer (Advanced Info Service)
Description	
Attachments:	2007RegionalMobileInvestorAnalystDay-Pong-amorn.pdf Total size = **236K** (2048K size limit recommended)

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Financial highlights

	3Q07	3Q06	2Q07
Service revenue	19,079	18,046	19,597
Data revenue	2,117	1,820	2,063
% of service revenue	11.1%	10.1%	10.5%
Sales revenue	3,328	3,858	3,082
Total revenue	22,407	21,903	22,678
SG&A	2,959	2,621	3,301
EBITDA	10,199	9,832	10,286
EBITDA margin	45.5%	44.9%	45.4%
Net profit	3,512	3,653	3,663

- Stabilized market share support 5.7% yoy growth in service revenue
- Data revenue growth at 16% yoy contributed by GPRS/MMS.
- Sales revenue dropped due to lower market share.
- SG&A rose 12.9% yoy due to higher marketing expense & bad debt provision
- EBITDA margin improve to 45.5% in 3Q07 from 44.9% in 3Q06

Key summary

Competitive situation

- Stable market share
- Positive revenue trend
- Improving price environment

Drivers for 2008

- Improving economy
- Interconnection recognition possible by 1H08
- 3G investment expected in 2008-09

Improving revenue trend

Service revenue y-o-y improvement



Bt million
22,000
20,000
18,000
16,000
14,000
12,000
10,000
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

Operating profit starts to turnaround



Bt million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

Positive trend of prepaid revenue



Bt million
14,000
12,000
10,000
8,000
6,000
4,000
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

Adjustment to postpaid revenue



Bt million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

Improving price environment

Prepaid tariff rate for new subscription


First minute rate
Second minute on-net
Second minute off-net
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07



Latest prepaid plan
Bt3 for 1st minute
Bt0.50/minute from 2nd minute onward


สวัสดี...
ชาวอีสาน

Prepaid plan for NE
Bt1/minute for call within northeast area

Postpaid imposed limit on minute per call

- Adjusted from unlimited call for off-peak (on-net) to limit maximum 1 hour/call



Latest postpaid plan
Buffet on-net
12 hr/day, 1 hr/call

Strategic direction 2008


Maintain dominance
in subscriber
market share
Leadership
in network coverage
quality & reliability
Improve
brand preference

Integrated wireless operator



H
Potential market size
L
Low investment cost
Complimentary to existing mobile service
High margin
IDD
Wimax
Household fixed broadband
Currently 7% penetration concentrated in BKK
Lower investment cost relative to fixed line
License expect in 2008-09
3G
Wireless broadband
Expect license in 2008
Total capex to increase to Bt25bn per year
Lower regulatory fee
Voice replacement
$$ Investment
L
H

Lower capex for 2G


16bn
2G only
2005
20bn
Increased capacity due to price competition
2006
17bn
Improved competition lower MOU
2007
16bn
2G only
2008
25bn/yr
3G rollout + minimal 2G
2009-11

Capex and dividend from operating cash flow and slight gear-up


0.5x net debt/EBITDA
8bn net gear-up
35bn operating cash flow
19bn dividend
20bn capex
source
use
2006
0.6x net debt/EBITDA (9m07)
4Q OCF/ Gear-up
27bn 9-month operating cash flow
19bn* dividend
17bn capex
source
use
2007F

***dividend paid out in 2Q and 3Q, not representing what the company is going to pay going forward**

Recognition of interconnection

- Expect recognition by 2008
- 9m07 net incoming revenue 2.4bn
- Expect FY2007 net IC of 3bn
- Net impact to profit 1.6bn (after revenue share and tax)

Net IC (million)



1,200
1,000
800
600
400
200
0
Feb - Mar only
1Q07
2Q07
3Q07

Guidelines FY2007

- Market growth: 8-10 million net additions
- AIS targets 50% market share
- EBITDA margin: 44-45%
- Marketing expenses: 4.0% to total revenue
- Capex: Bt17bn
- Dividend: the higher of 100% pay-out or DPS should not fall from previous year

Appendix

Consolidated profit & loss statement

Unit: Bt. million	3Q07	3Q06	2Q07	y-o-y	q-o-q	9M07	9M06	y-o-y
Service Revenue	19,079	18,046	19,597	5.7	-2.6	58,168	57,735	0.7
Sales Revenue	3,328	3,858	3,082	-13.7	8	10,416	11,364	-8.3
Total revenue	22,407	21,903	22,678	2.3	-1.2	68,584	69,100	-0.7
Cost of Service	-6,239	-5,827	-6,020	7.1	3.7	-18,061	-17,464	3.4
Concession & excise tax	-4,627	-4,411	-4,838	4.9	-4.4	-14,279	-14,203	0.5
Cost of Sales	-3,118	-3,638	-2,871	-14.3	8.6	-9,664	-10,299	-6.2
Total cost	-13,984	-13,876	-13,728	0.8	1.9	-42,004	-41,967	0.1
Gross Profit	8,423	8,027	8,950	4.9	-5.9	26,580	27,133	-2
SG&A	-2,959	-2,621	-3,301	12.9	-10.4	-9,386	-7,997	17.4
Directors' remuneration	-2	-2	-3	18.6	-29.6	-6	-6	9.8
Operating profit	5,463	5,405	5,647	1.1	-3.3	17,187	19,131	-10.2
Interest Expense	-428	-372	-417	15.2	2.7	-1,293	-1,027	25.9
Other Income	142	231	155	-38.4	-8.4	498	785	-36.5
Exchange Gain/(Loss)	-12	29	-7	-141.3	72.5	-28	32	-188.3
EBT	5,165	5,293	5,378	-2.4	-4	16,364	18,920	-13.5
Minority interest	8	39	2	-78.5	287.2	27	116	-0.8
Corporate Tax	-1,661	-1,679	-1,717	-1.1	-3.2	-5,232	-5,967	-12.3
Net Income	3,512	3,653	3,664	-3.9	-4.1	11,159	13,069	-14.6

Consolidated balance sheet

Bt. million	3Q07	2006
Current Assets	16,755	22,893
Property and Equipment	7,966	7,797
Networks under Concession	80,185	81,096
Intangible asset	11,031	12,197
Defer tax asset	9,873	9,763
Others	671	555
Total Assets	126,481	134,301
ST loan from financial institution	6,937	1,000
Account Payable-trade	4,089	5,760
Current Portion of LT Debt	2,516	6,507
Current Portion of Concession	10,668	7,155
Long-term Debt	24,148	25,642
Other Liabilities	7,815	10,637
Total Liabilities	56,173	56,702
Total Equity	70,308	77,599

Source & use of fund

Source of Fund	Bt million
Net profit before changes in working capital	26,089
Changes in working capital	723
Share capital and share premium	198
Disposal of property and equipment	22
Short term borrowing & finance lease	6,868
Cash decrease	4,666
Total	37,566

Use of Fund	Bt million
CAPEX & Fixed assets	13,373
Short-term investments	56
Repayment of L-T borrowing & finance lease	6,515
Dividend payment	18,622
Total	37,566

Key ratios

	3Q07	3Q06	2Q07	9M07	9M06
EBITDA (Bt. million)	10,199	9,832	10,287	30,986	32,979
EBITDA Margin	45.5%	44.9%	45.4%	45.2%	47.7%
Interest Coverage (x)	12.8	14.5	13.5	13.3	18.6
DSCR (x)	2.5	1.5	3.5	2.6	1.7
Net Debt / EBITDA (x)	0.64	0.51	0.55	0.63	0.45
Net Debt / Equity (%)	37.2%	26.6%	29.6%	37.2%	26.6%
Interest-bearing Debt to Equity (x)	0.48	0.45	0.41	0.48	0.45
Total Liabilities to Equity (x)	0.80	0.78	0.74	0.80	0.78
Free cash flow to EV (%)	6.5%	0.8%	4.8%	5.9%	6.0%

Revenue breakdown

Service revenue	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Basic voice							
Postpaid	25.0%	24.1%	22.3%	22.6%	23.5%	23.5%	21.5%
Prepaid	59.7%	59.1%	60.4%	58.4%	56.3%	57.6%	59.1%
Non-voice							
Postpaid	3.4%	3.7%	3.8%	4.2%	4.6%	4.3%	4.5%
Prepaid	5.2%	6.2%	6.3%	6.2%	6.3%	6.2%	6.6%
International roaming	4.4%	4.2%	4.2%	5.1%	5.2%	4.2%	4.4%
Others (IDD, other fees)	2.3%	2.7%	3.0%	3.5%	4.1%	4.2%	3.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sales revenue	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Handset	92.4%	92.1%	95.8%	93.0%	93.7%	93.4%	94.7%
SIM	7.6%	7.9%	4.2%	7.0%	6.3%	6.6%	5.3%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost breakdown

Cost of service	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Amortisation	71.5%	71.2%	67.4%	68.3%	67.3%	68.4%	68.7%
Base station	7.9%	9.1%	9.1%	9.6%	9.6%	9.8%	9.3%
Maintenance	8.6%	7.7%	8.8%	8.3%	8.0%	7.3%	7.8%
Others	12.0%	12.0%	14.7%	13.8%	15.1%	14.5%	14.2%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Handsets	98.1%	97.7%	98.5%	97.6%	97.6%	97.1%	96.9%
SIM	1.9%	2.3%	1.5%	2.4%	2.4%	2.9%	3.1%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Operational figures

Subscribers	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Postpaid	1,918,000	1,911,900	1,973,600	2,242,400	2,626,700	2,653,100	2,431,900
Prepaid	14,715,900	15,406,000	15,749,500	17,279,100	18,462,600	20,038,300	20,772,500
Total subscribers	16,633,900	17,317,900	17,723,100	19,521,500	21,089,300	22,691,400	23,204,400

Net additions	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Postpaid	-81,700	-6,100	61,700	268,800	384,300	26,400	-221,200
Prepaid	306,700	690,100	343,500	1,529,600	1,183,500	1,575,700	734,200
Total net additions	225,000	684,000	405,200	1,798,400	1,567,800	1,602,100	513,000

Churn rate (%)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Postpaid	1.10%	1.10%	0.90%	1.00%	2.50%	3.90%	4.80%
Prepaid	2.80%	2.80%	3.20%	2.70%	2.90%	2.70%	3.90%
Blended	2.60%	2.60%	2.90%	2.50%	2.90%	2.90%	4.00%

Subscriber market share	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Postpaid	43%	41%	41%	43%	44%	44%	n/a
Prepaid	53%	52%	50%	50%	50%	49%	n/a
Total	52%	51%	48%	49%	49%	48%	n/a

new ARPU (Bt: net all-in)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Postpaid	1,091	955	872	843	809	742	698
Prepaid	340	286	277	262	249	234	222
Blended	429	362	343	328	317	295	274

MOU (minutes: outgoing only)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Postpaid	477	515	551	544	580	501	507
Prepaid	203	303	229	214	228	218	224
Blended	235	327	265	251	270	252	256

Disclaimer

"Some statements made in this presentation are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "may" , "will" , "expect" , "anticipate", "intend" , "estimate" , "continue" "plan" or other similar words. The statements are based on our management's assumptions and beliefs in light of the information currently available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements."

Lorinda Leung

From: Lim Li Ching
Sent: Monday, November 19, 2007 8:02 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
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To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00014
Submission Date & Time :: 19-Nov-2007 07:56:15
Broadcast Date & Time :: 19-Nov-2007 07:56:49
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	11:09:26
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day 2007 - Pong-amorn Nimpoonsawat

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
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Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, November 19, 2007 8:09 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 531545.pdf

ASX confirms the release to the market of Doc ID: 531545 as follows:
Release Time: 19-Nov-2007 at 11:09:22
ASX Code: SGT
Announcement Title: Regional Mobile Investor Day 2007 - Pong-amorn Nimpoonsawat

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2007 07:55:11
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2007 - Presentation by Warren Hardy, Managing Director, Consumer (Optus)
Description	
Attachments:	2007RegionalMobileInvestorAnalystDay-WarrenHardy.pdf Total size = **903K** (2048K size limit recommended)

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Warren Hardy
MD Optus Consumer
Singtel Regional
Mobile Day
Thailand,
19th November 2007
'yes'
1

Investing for growth

Build on and exploit mobile scale


Hutch, 7%
Voda, 18%
Telstra, 43%
Optus, 33%
Mobile subscriber mkt share[1]

Attack incumbent's fixed profit pool


All other, 24%
AAPT/ Powertel, 4%
Primus, 3%
iiNet, 4%
Optus, 18%
Telstra, 47%
Broadband subs mkt share[2]

- Exploit the incumbent's dilemma with mobile & fixed caps
- Grow network scale in regional Australia
- Grow mobile data with open approach to content
- Drive fixed on-net presence and develop new alternatives to attack fixed profit pool
- Ensure fair competitive outcome in Fibre-to-the-Node

'yes'

[1] JPMorgan Australian Mobile market report 10th Sep -07

[2] JPMorgan Australian Broadband market report 5th Sep -07



Exploit the incumbent's dilemma...

With value enhancing, innovative mobile & fixed caps...

1. Building awareness of value with our cap offerings via the Black & White campaign
2. Launching a $19 cap – a first in the market
3. Next generation caps – fixed line (Fusion)
4. Virgin Mobile's home telephony & broadband product – over the 3G network

...while maintaining leadership in profitable prepaid business

TurboCharge


KEEP THE CREW TOGETHER

Prepaid outgoing revenue Q2 FY08 ↑ 21%

1


THE AD TELSTRA DIDN'T WANT YOU TO SEE.
OPTUS
vs
TELSTRA
$300
$35

2


Mobile $19 Cap Plan
The New $19 Cap
More News in Black and White.
> Find out more.

3


Australia's first home phone & broadband cap.

4


VIRGIN BROADBAND


'yes'

Growing regional network scale

Future 3G coverage – 3G to match 2G



- Optus expands 3G to reach 96% of population
  - Network scale advantage
  - Nation-wide footprint vs. "metro-only" operators

Supported with new regional distribution


'yes'
OPTUS

'yes' Optus Gen 4 store

- 15 new regional Optus World and partner stores planned for this year

'yes'



Grow mobile data with open approach to content

Market Context	Winning Move	Execution
Competitors • Lack of focus on services • No Internet brands • Walled garden approach	**"Partnership model for cost effective content"**	FairfaxDigital, LEGION Interactive, news digital media, mobilestreams
Customers • Services are important • Mobile is PC surrogate • Brands are still important	**"Bigger Than BigPond"**	Google Australia, myspace a place for friends, Walt Disney, MTV Music Television
	"Airbags included"	*Internet Security Suite* F-Secure Windows Live: Integrated messaging - *in development*

'yes'

Customers are choosing to use leading Internet brands; which in turn drives online loyalty and usage


Internet Search
Unique Audience (millions)
8.37
0.40
Google Australia
sensis


Online Community
Unique Audience (millions)
2.88
~0.06
myspace.com
BIGBLOG

Source: Nielsen/ Netratings Market Intelligence - July 2007



Drive fixed on-net presence;
develop new alternatives to attack fixed profit pool

	Addressable market	
HFC	1.4m households	➢ Option to upgrade to DOCSIS3
ULL	2.5m households	➢ Accelerating net adds on ULL (Q2FY08 +70k)
Fixed line over 3G	96% of population by mid 2009	➢ Launched Virgin Mobile telephony & bband plans
WiMax	3.7m rural & regional premises	➢ OPEL to build/operate dedicated rural & regional wholesale broadband network
OPEL NETWORKS	• A$958m in funding • ADSL2+ and WiMax (leverage existing infrastructure	✓ Alternative wholesale infrastructure ✓ Expands regional backhaul ✓ Complements 3G expansion

'yes'

Fixed: advocating fair FTTN competition

✔ Optus/G9 lodged Special Access Undertaking in May 07

✔ Expert panel announced in Jun 07 – to decide who will build a FTTN network

<u>Proposals to be lodged by 14 Feb 08</u>

Significant opportunity for Optus/G9 to:

- build a new metro high speed broadband network, or
- influence conditions which Telstra must meet if it is allowed to build

'yes'



Optus remains uniquely positioned versus other challengers



Voice and Data
SOUL
AAPT
PowerTel
connect better
macquarie TELECOM
COMMANDER
PRIMUS TELECOM
Bundled & Converged Challenger
'yes' OPTUS
3
vodafone
iBurst
Mobile Only
Internet Only



Appendix

Mobile: targeted customer acquisition drives net adds

Mobile revenue growth — 4% ↑



Mobile revenue (A$m)
+4%
1,043
1,084
130
156
Equip
20% ↑
697
749
Outgoing
7% ↑
216
179
Incoming
17% ↓
Q2 FY07
Q2 FY08

Reinforcing market position

Postpaid net adds	65k
Sequential quarter postpaid ARPU stable	A$70
Strong prepaid outgoing revenue	21% ↑
Caps as % of postpaid base	31%
SAC increases to	A$160
EBITDA margin	32%

'yes'

Consumer & SMB: continuing on-net subscriber growth

Consumer on-net revenue ↑ 18%
- driven by increased on-net subs

Acceleration of ULL net adds ↑ 70k
- vs. Q1 +38k



Off-net
Q2FY08
HFC
On-net subs
30%

Strong Broadband net adds 61k

EBITDA margin 7%

Innovative fixed line caps ('Fusion')



Home Phone + Broadband Cap
Australia's first
home phone AND broadband cap.

'yes'

Lorinda Leung

From: Lim Li Ching
Sent: Monday, November 19, 2007 8:02 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 19, 2007 7:55:11 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00013
Submission Date & Time :: 19-Nov-2007 07:54:33
Broadcast Date & Time :: 19-Nov-2007 07:55:11
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	11:08:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day 2007 - Warren Hardy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, November 19, 2007 8:08 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 531543.pdf

ASX confirms the release to the market of Doc ID: 531543 as follows:
Release Time: 19-Nov-2007 at 11:08:17
ASX Code: SGT
Announcement Title: Regional Mobile Investor Day 2007 - Warren Hardy

END